As filed with the Securities and Exchange Commission on March 30, 2015

Registration No. 333-148017

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO.1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

GLAXOSMITHKLINE PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 18, 19 and 21
(iii) The collection and distribution of dividends	Articles number 4, 14, 15, 18, 20 and 21
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 13, 18, 19 and 21
(v) The sale or exercise of rights	Articles number 6, 15, 18, 21, 24, 25
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 14, 15, 18, 20 and 21
(vii) Amendment, extension or termination of the deposit agreement	Articles number 23 and 24
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 13
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 26
(x) Limitation upon the liability of the depositary	Articles number 14, 19, 21 and 26
3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
Public reports furnished by issuer	Article number 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement as of ____________, 2015, among GlaxoSmithKline plc, The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.	Form of letter agreement among GlaxoSmithKline plc and The Bank of New York Mellon relating to pre-release activities. – Filed herewith as Exhibit 2.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.

e.	Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 30, 2015.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of GlaxoSmithKline plc.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Slawomir Soltowski

Name: Slawomir Soltowski

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, GLAXOSMITHKLINE PLC has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, United Kingdom on March 30, 2015.

GLAXOSMITHKLINE PLC

By: /s/ Victoria Whyte

Name: Victoria Whyte

Title: Company Secretary

Each person whose signature appears below hereby constitutes and appoints Victoria Whyte and William Mosher, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 30, 2015.

/s/ Sir Christopher Gent	/s/ William Mosher
Sir Christopher Gent	William Mosher
Chairman & Non-Executive Director	Authorized U.S. Representative

/s/ Sir Philip Hampton	/s/ Sir Andrew Witty
Sir Philip Hampton	Sir Andrew Witty
Chairman Designate & Non-Executive Director	Chief Executive Officer & Executive
Director
(principal executive officer)

/s/ Sir Deryck Maughar	/s/ Simon Dingemans
Sir Deryck Maughar	Simon Dingemans
Senior Independent Non-Executive Director	Chief Financial Officer & Executive Officer
(principal financial and accounting officer)

/s/ Professor Sir Roy Anderson	/s/ Dr. Moncef Slaoui
Professor Sir Roy Anderson	Dr. Moncef Slaoui
Non-Executive Director	Chairman, Global Vaccines & Executive
Director

/s/ Dr. Stephanie Burns	/s/ Lynn Elsenhans
Dr. Stephanie Burns	Lynn Elsenhans
Non-Executive Director	Non-Executive Director

/s/ Stacey Cartwright	/s/ Judy Lewent
Stacey Cartwright	Judy Lewent
Non-Executive Director	Non-Executive Director

/s/ Dr. Daniel Podolsky	/s/ Tom de Swaan
Dr. Daniel Podolsky	Tom de Swaan
Non-Executive Director	Non-Executive Director

/s/ Urs Rohner	/s/ Jing Ulrich
Urs Rohner	Jing Ulrich
Non-Executive Director	Non-Executive Director

/s/ Hans Wijers
Hans Wijers
Non-Executive Director

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of ________, 2015, among GlaxoSmithKline plc, The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2	Form of letter agreement among GlaxoSmithKline plc and The Bank of New York Mellon relating to pre-release activities.